EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes	$527,822	$183,554	$(310,300)	$(1,234,546)	$(1,975,119)
Fixed charges	162,418	210,394	231,208	281,582	261,303
Amortization of capitalized interest	255,065	224,291	189,382	180,918	165,355
Capitalized interest	(154,107)	(201,103)	(221,071)	(264,932)	(234,700)
Distributions in excess (less than) earnings of affiliates	767	3,324	3,628	2,601	31,195
Income as adjusted	$791,965	$420,460	$(107,153)	$(1,034,377)	$(1,751,966)
Fixed charges:
Interest expensed and capitalized	$154,819	$202,395	$222,383	$269,296	$244,618
Portion of rents representative of interest factor	7,599	7,999	8,825	12,286	16,079
Interest expense related to guaranteed debt of 50% or less owned affiliate (a)	—	—	—	—	606
Fixed charges	$162,418	$210,394	$231,208	$281,582	$261,303
Ratio of earnings to fixed charges (b)	4.9	2.0	—	—	—
Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.

(b)
Earnings for years ended December 31, 2011, 2010, and 2009 were inadequate to cover fixed charges. Additional earnings of $0.3 billion, $1.3 billion, and $2.0 billion, respectively, would have been necessary to bring the ratio to 1.0.